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                          December 26, 2023

       David B. Becker
       Chairman and Chief Executive Officer
       First Internet Bancorp
       8701 E. 116th Street
       Fishers, IN 46038

                                                        Re: First Internet
Bancorp
                                                            Registration
Statement on Form S-3
                                                            Filed December 19,
2023
                                                            File No. 333-276150

       Dear David B. Becker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Joshua L. Colburn, Esq.